                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             450 Fifth Street, N.W.
                             Washington, D.C. 20549






                                    REPORT OF
              INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT






                                In respect of its
        U.S. Dollar 30,000,000 Callable Fixed Rate Step-Up Notes of 2004,
                                due March 3, 2011






                    Filed pursuant to Rule 3 of Regulation BW






                            Dated: February 10, 2004

        The following information regarding the U.S. Dollar 30,000,000(1) Callable Fixed Rate Step-Up Notes of 2004, due March 3, 2011 (the "Notes") of the International Bank for Reconstruction and Development is being filed pursuant to Rule 3 of Regulation BW. As authorized by Rule 4 of Regulation BW, certain information is provided in the form of a Prospectus (the "Prospectus") for the Bank's Global Debt Issuance Facility (the "Facility"), the most recent version of which (dated October 7, 1997) is already on file with the Securities and Exchange Commission, in the form of a Pricing Supplement relating to the Notes (the "Pricing Supplement"), attached hereto as Exhibit A, and in the form of an Information Statement (the "Information Statement"), the most recent version of which (dated September 15, 2003) is already on file with the Securities and Exchange Commission.

        Item 1.  DESCRIPTION OF OBLIGATIONS
                 --------------------------

                 (a) U.S. Dollar 30,000,000 Callable Fixed Rate Step-Up Notes of 2004, due March 3, 2011.

                 (b) The interest rate will be 3.00 percent for the period from March 3, 2004 to March 3, 2005, 3.25 percent for the period from March 3, 2005 to March 3, 2006, 3.50 percent for the period from March 3, 2006 to March 3, 2007, 4.00 percent for the period from March 3, 2007 to March 3, 2008, 5.00 percent for the period from March 3, 2008 to March 3, 2009, 6.00 percent for the period from March 3, 2009 to March 3, 2010, 7.00 percent for the period from March 3, 2010 to March 3, 2011.

                 (c) Maturing March 3, 2011. The maturity of the Notes may be accelerated if the Bank shall default in the payment of the principal of, or interest on, or in the performance of any covenant in respect of a purchase fund or a sinking fund for any bonds, notes (including the Notes) or similar obligations which have been issued, assumed or guaranteed by the Bank, such default shall continue for a period of 90 days, a holder notifies the Bank that it elects to declare the principal of Notes held by it to be due and payable, and all such defaults have not been cured by 30 days after such notice has been delivered. Any such notice shall be accompanied by appropriate proof that the notifying party is a Noteholder.

                 (d) Notes are callable by the Bank at par on each March 3, commencing on March 3, 2005 and ending on March 3, 2010, with 10 London and New York business days notice.

                 (e) Bank's standard negative pledge clause (see Condition 4 on page 22 of the Prospectus).

                 (f) Not applicable.

                 (g) No provisions have been made for the amendment or modification of the terms of the obligations by the holders thereof or otherwise.

                 (h) See Prospectus, pages 6-10.


---------------------
(1) The principal amount of the Notes was increased on February 11, 2004 to U.S. Dollar 30,000,000.

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                 (i) Citibank, N.A., 5 Carmelite Street, London EC4Y 0PA,
England.

        Item 2.  DISTRIBUTION OF OBLIGATIONS
                 ---------------------------

               As of March 1, 2004, the Bank entered into a Terms Agreement with Morgan Stanley & Co. International Limited as Manager (the "Manager"), pursuant to which the Bank agreed to issue, and the Manager agreed to purchase, a principal amount of the Notes aggregating USD 30,000,000 at 100.00% of par. The Notes will be offered for sale subject to issuance and acceptance by the Manager and subject to prior sale. Delivery of the Notes is expected to be made on or about March 3, 2004.

               The Terms Agreement provides that the obligations of the manager are subject to certain conditions, including the continued accuracy of the Bank's representations and warranties set forth in the Bank's Standard Provisions relating to the issuance of notes under the Global Debt Issuance Facility (the "Standard Provisions"), the most recent version of which (dated as of October 7, 1997) is already on file with the Securities and Exchange Commission.

        Item 3.  DISTRIBUTION SPREAD
                 -------------------


             Price to               Selling Discounts     Proceeds to the
              Public                 and Commissions          Bank(2)
              ------                 ---------------          ----
        Per Unit: 100.00%                 N/A                100.00%
      Total: USD 30,000,000               N/A             USD 30,000,000



        Item 4.  DISCOUNTS AND COMMISSIONS TO SUB-UNDERWRITERS AND DEALERS
                 ---------------------------------------------------------

               None

        Item 5.  OTHER EXPENSES OF DISTRIBUTION
                 ------------------------------

               As the Notes are offered as part of a continuous series of borrowings under the Facility, precise expense amounts for this transaction are not yet known.

        Item 6.  APPLICATION OF PROCEEDS
                 -----------------------

               The net proceeds will be used in the general operations of the Bank.

        Item 7.  EXHIBITS
                 --------

                 A. Pricing Supplement dated March 1, 2004

                 B. Terms Agreement dated March 1, 2004


---------------------
(2)  Without deducting expenses of the Bank, which are not yet known.

                                                                       EXHIBIT A

PRICING SUPPLEMENT



                                [WORLD BANK LOGO]



                    INTERNATIONAL BANK FOR RECONSTRUCTION AND
                                  DEVELOPMENT



                          GLOBAL DEBT ISSUANCE FACILITY

                                    NO. 2745


                                  US$30,000,000
               CALLABLE FIXED RATE STEP-UP NOTES DUE MARCH 3, 2011






                                 MORGAN STANLEY



              THE DATE OF THIS PRICING SUPPLEMENT IS MARCH 1, 2004

This document ("PRICING SUPPLEMENT") is issued to give details of an issue by International Bank for Reconstruction and Development (the "BANK") under its Global Debt Issuance Facility.

This Pricing Supplement supplements the terms and conditions in, and incorporates by reference, the Prospectus dated October 7, 1997, and all documents incorporated by reference therein (the "PROSPECTUS"), and should be read in conjunction with the Prospectus. Unless otherwise defined in this Pricing Supplement, terms used herein have the same meaning as in the Prospectus.

TERMS AND CONDITIONS

The following items under this heading "TERMS AND CONDITIONS" are the particular terms which relate to the issue the subject of this Pricing Supplement. These are the only terms which form part of the form of Notes for such issue:


1    No.:                                        2745

2    Aggregate Principal Amount:                 US$30,000,000

3    Issue Price:                                100.00 per cent. of the Aggregate Principal
                                                 Amount

4    Issue Date:                                 March 3, 2004

5    Form of Notes (Condition 1(a)):             Registered Notes only

6    Authorized Denominations                    US$1,000
     (Condition 1(b)):

7    Specified Currency (Condition 1(d)):        United States dollars ("US$")

8    Maturity Date (Conditions 1(a) and 6(a)):   March 3, 2011

9    Interest Basis (Condition 5):               Fixed Interest Rate (Condition 5(I))

10   Fixed Interest Rate (Condition 5(I)):

     (a)  Interest Rate:                         3.00 per cent. per annum in respect of the
                                                 period beginning on (and including) the
                                                 Issue Date and ending on (but excluding)
                                                 March 3, 2005;

                                                 3.25 per cent. per annum in respect of the
                                                 period beginning on (and including) March 3,
                                                 2005 and ending on (but excluding) March 3,
                                                 2006;

                                                 3.50 per cent. per annum in respect of the
                                                 period beginning on (and including) March 3,
                                                 2006 and ending on (but excluding) March 3,
                                                 2007;

                                                 4.00 per cent. per annum in respect of the
                                                 period beginning on (and including) March 3,
                                                 2007 and ending on (but excluding) March 3,
                                                 2008;

                                                 5.00 per cent. per annum in respect of the
                                                 period beginning on (and including) March 3,


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



                                                 2008 and ending on (but excluding) March 3,
                                                 2009;


                                                 6.00 per cent. per annum in respect of the
                                                 period beginning on (and including) March 3,
                                                 2009 and ending on (but excluding) March 3,
                                                 2010; and

                                                 7.00 per cent. per annum in respect of the
                                                 period beginning on (and including) March 3,
                                                 2010 and ending on (but excluding) the
                                                 Maturity Date

     (b)  Fixed Rate Interest Payment Dates(s):  March 3 of each year commencing on March 3,
                                                 2005 and ending on the Maturity Date

     (c)  Fixed Rate Day Count Fraction:         30/360

11   Relevant Financial Centre:                  New York

12   Relevant Business Day:                      New York and London

13   Issuer's Optional Redemption                Yes
     (Condition 6(e)):

     (a)  Notice Period:                         Not less than 10 Relevant Business Days

     (b)  Amount:                                All and not less than all

     (c)  Date(s):                               Each Interest Payment Date commencing on
                                                 March 3, 2005 and ending on March 3, 2010

     (d)  Early Redemption Amount (Bank):        Principal amount of the Notes to be redeemed

     (e)  Notices:                               As long as the Notes are represented by a
                                                 DTC Global Note and the DTC Global Note is
                                                 being held on behalf of a clearing system,
                                                 notwithstanding Condition 13, notices to
                                                 Noteholders may be given by delivery of the
                                                 relevant notice to that clearing system for
                                                 communication by it to entitled
                                                 accountholders, provided that so long as the
                                                 Notes are listed on the Luxembourg Stock
                                                 Exchange, and the rules of the exchange so
                                                 require, notice shall be published in a
                                                 leading daily newspaper in either the French
                                                 or German language and of general
                                                 circulation in Luxembourg

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                                              2



                                                 Any notice delivered to a clearing system in
                                                 accordance with the preceding sentence shall
                                                 be deemed to have been given to the
                                                 Noteholders on the day on which such notice
                                                 is delivered to the clearing system

14   Redemption at the option of the             No
     Noteholders (Condition 6(f)):

15   Long Maturity Note (Condition 7(f)):        No

16   Talons for Future Coupons to be attached    No
     to Definitive Bearer Notes (Condition
     7(h)):

17   Early Redemption Amount (including accrued  Principal amount of the Notes to be redeemed
     plus interest, if applicable)               accrued interest thereon
     (Condition 9):

18   Governing Law of the Notes:                 English

OTHER RELEVANT TERMS

19   Listing (if yes, specify Stock Exchange     Luxembourg Stock Exchange
     Exchange):

20   Details of Clearance System approved by     DTC and Euroclear Bank S.A./N.V., as
     the Bank and the Global Agent and           operator of the Euroclear System. Payment
     Clearance and Settlement Procedures:        for the Notes will be on a delivery versus
                                                 payment basis.

21   Syndicated:                                 No

22   Commissions and Concessions:                None

23   Codes:

     (a)  CUSIP                                  45905UDM3

     (b)  ISIN                                   US45905UDM36

     (c)  Common Code                            018588706

24   Identity of Dealer(s)/Manager(s):           Morgan Stanley & Co. International Limited

25   Provisions for Registered Notes:

     (a)  Individual Definitive Registered       No. Interests in the DTC Global Note will be
          Notes Available on Issue Date:         exchangeable for Definitive Registered Notes
                                                 only in the limited circumstances described in
                                                 the Prospectus

     (b)  DTC Global Note(s):                    Yes; one

     (c)  Other Registered Global Notes:         No



GENERAL INFORMATION

The Bank's latest Information Statement was issued on September 15, 2003.

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                                              3

The following additional selling restrictions shall apply to the issue:



United Kingdom:                                  Each Dealer is required to comply with all
                                                 applicable provisions of the Financial
                                                 Services and Markets Act 2000 with respect
                                                 to anything done by it in relation to the
                                                 Notes in, from or otherwise involving the
                                                 United Kingdom

                                                 INTERNATIONAL BANK FOR
                                                 RECONSTRUCTION AND
                                                 DEVELOPMENT

                                                 By:

                                                 Authorised Officer


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


                             INTERNATIONAL BANK FOR
                         RECONSTRUCTION AND DEVELOPMENT
                                1818 H Street, NW
                             Washington, D.C. 20433




                                  GLOBAL AGENT

                                 CITIBANK, N.A.
                                 P.O. Box 18055
                               5 Carmelite Street
                                 London EC4Y 0PA




                            LISTING AND SPECIAL AGENT
                                AND PAYING AGENT

                         BNP PARIBAS SECURITIES SERVICES
                          23, Avenue de la Porte-Neuve
                                L-2085 Luxembourg




                          LEGAL ADVISERS TO THE MANAGER

                                   LINKLATERS
                                 One Silk Street
                                 London EC2Y 8HQ


--------------------------------------------------------------------------------

                                                                       EXHIBIT B


                            TERMS AGREEMENT NO. 2745
                     UNDER THE GLOBAL DEBT ISSUANCE FACILITY



March 1, 2004

International Bank for Reconstruction
and Development (the "BANK")
1818 H Street, N.W.
Washington, D.C. 20433



The undersigned agrees to purchase from you the Bank's US$30,000,000 Callable Fixed Rate Step-up Notes due March 3, 2011 (the "NOTES") described in the Pricing Supplement relating thereto and dated as of the date hereof (the "PRICING SUPPLEMENT") at 11.00 a.m. (New York time) on March 3, 2004 (the "SETTLEMENT DATE") at an aggregate purchase price of US$30,000,000 (the "PURCHASE PRICE") (being the sum of 100.00 percent of the aggregate principal amount of the Notes) on the terms set forth herein and in the standard provisions, amended and restated as of October 7, 1997, relating to the issuance of Notes by the Bank (the "STANDARD PROVISIONS"), incorporated herein by reference. In so purchasing the Notes, the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term "NOTES" refers to the Notes as defined herein. All other terms defined in the prospectus dated October 7, 1997 (the "PROSPECTUS"), the Pricing Supplement and the Standard Provisions shall have the same meaning when used herein.

The Bank represents and warrants to the undersigned that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the "Prospectus" revised to read the "Prospectus as amended and supplemented with respect to Notes at the date hereof") are true and correct on the date hereof.

The obligation of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank's representations and warranties contained in the Standard Provisions and to the Bank's performance and observance of all applicable covenants and agreements contained therein.

Subject to Section 5(h) of the Standard Provisions, the Bank certifies to the undersigned that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as of the Settlement Date, (ii) the Bank has performed all of its obligations under this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and (iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and profits and losses of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.

The following additional terms shall apply to the offering:

1 The Bank agrees that it will issue the Notes and Morgan Stanley & Co. International Limited ("MORGAN STANLEY") agrees to purchase the Notes at the Purchase Price specified

--------------------------------------------------------------------------------
        above (being equal to the issue price of 100.00 percent. of the aggregate principal amount of the Notes).

2 The Purchase Price specified above will be paid on the Settlement Date by Morgan Stanley (against delivery of the Notes to an account designated by Morgan Stanley) to Citibank, N.A. (DTC Account No. 2952) as Custodian for Cede & Co., as nominee for The Depository Trust Company, for transfer in immediately available funds to an account designated by the Bank.

3 The Bank hereby appoints the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. The undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. The undersigned acknowledges having received copies of the documents listed in Exhibit A to the Standard Provisions, which it has requested.

4 In consideration of the Bank appointing the undersigned as a Dealer solely with respect to this issue of Notes, the undersigned hereby undertakes for the benefit of the Bank that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

5 The undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

6 For purposes hereof, the notice details of the undersigned are as follows:

        Morgan Stanley & Co. International Limited
        25 Cabot Square
        Canary Wharf
        London E14 4QA

        Attention: Global Capital Markets - Head of Transaction Management Group

        Telephone         +44 (0)20 7677 7799
        Telex:            8812564 MORSTN G
        Fax:              +44 (0)20 7677 7999


7 All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 9 of the Standard Provisions.

8 This Terms Agreement shall be governed by, and construed in accordance with, the laws of New York.

9 This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.


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                                       2

MORGAN STANLEY & CO. INTERNATIONAL LIMITED

By:

Name:

Title:

CONFIRMED AND ACCEPTED, as of the
date first written above:

INTERNATIONAL BANK FOR RECONSTRUCTION
AND DEVELOPMENT

By:

Name:

Title:












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